JinkoSolar Holding Co., Ltd.

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

The People’s Republic of China

August 16, 2023

VIA EDGAR

Jimmy McNamara

Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: JinkoSolar Holding Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022 (“FY 2022 20-F”)

File No. 001-34615

Dear Mr. McNamara and Ms. Thompson:

The Company confirms receipt of the comments on its FY 2022 20-F from the Securities and Exchange Commission dated August 4, 2023 (the “Comment Letter”). The Company respectfully requests an extension to respond to the Comment Letter and will provide its responses via EDGAR as soon as possible, and in any event no later than September 1, 2023.

If you have any additional questions regarding the FY 2022 20-F, please contact Mr. Mengmeng Li, the Chief Financial Officer of JinkoSolar Holding Co., Ltd., by telephone at (86-793) 858-8188 or via e-mail at pan.li@jinkosolar.com.

Very truly yours,

By:	/s/ Mengmeng Li
Name:	Mengmeng Li
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP